EXHIBIT 99-1


                                [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE             Contact:
                                  American Radio Systems:
                                  Joseph L. Winn, Chief Financial Officer or
                                  Bruce Danziger, Director of
                                  Investor Relations at (617) 375-7500

                                  EZ Communications, Inc.:
                                  Ron Peele, Chief Financial
                                  Officer (703) 591-1000




              AMERICAN RADIO SYSTEMS AND EZ COMMUNICATIONS TO MERGE


         BOSTON - August 5, 1996 -- American Radio Systems (NASDAQ: AMRD) and EZ Communications (NASDAQ: EZCIA) announced today a definitive merger agreement combining two of this country's leading radio broadcasters and creating one of the Top 5 radio broadcasting companies in the U.S.

         EZ shareholders will receive 0.9 shares of American's Class A Common Stock and $11.75 in cash per share of EZ. This transaction involves issuing approximately 8.7 million American Radio shares for EZ's 9.6 million fully-diluted shares outstanding. Closing is expected to be in early 1997 subject to FCC approval, the expiration of the Hart-Scott-Rodino waiting period and shareholder approval of both American Radio and EZ.

         Steve Dodge, Chairman and Chief Executive Officer of American Radio, said, "The merger of EZ and American Radio creates one of the most attractive portfolios of stations in the industry." The combined radio group will include 96 radio stations in 20 markets, making it one of the largest and most geographically diversified radio groups in the U.S. On a pro forma basis for this transaction and all other pending acquisitions, American's 1996 revenues are estimated to be approximately $340 million. Mr. Dodge added "We have carefully assessed EZ's markets and stations, and we believe they have stunning growth potential. We know ours do. We believe American Radio Systems is as fine a platform for long-term value creation as exists in radio today."

                                   (continued)


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               116 Huntington Avenue, Boston, Massachusetts 02116
                        (617) 375-7500 FAX (617) 375-7575


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         With a strong  presence in attractive US markets  ranked by revenue 7th to 62nd, including five of the top ten projected growth markets as determined by the U.S. Department of Commerce, the new radio company will be well positioned to take advantage of the opportunities in this fast growing business. Ownership
of  radio  clusters  in  attractive  markets  provides   significant   operating
efficiencies and access to a larger more diverse audience, thus creating a better range of products and services for advertisers.

         Art Kellar, Chairman of EZ, said, "This is a tremendous opportunity for EZ shareholders and employees. Teaming with the American Radio group will open new opportunities for us all, and solidly position our company as a leader in the radio broadcasting industry." Alan Box, EZ's President and Chief Executive Officer, said, "I am looking forward to working with Steve Dodge and the talented team at American Radio. Steve has a long history of success and creating value."

         Mr. Kellar and Mr. Box, who together control approximately 74.9% of the fully-diluted voting power of EZ have agreed to vote for the transaction. In addition, Mr. Dodge and the other directors of American, who hold in excess of 40% of the voting power of American Radio, have also agreed to vote for the transaction. Mr. Dodge has recommended that Mr. Kellar and Mr. Box become members of the American Radio Board of Directors, and that Mr. Kellar be a member of American's Executive Committee and Compensation Committee. Mr. Box will continue with the combined company as Executive Vice President with a range of responsibilities including acquisitions and new revenue development. He will represent American Radio on the Board of Radio Data Group and will sit on the Board of American Tower Systems, a wholly-owned subsidiary of American Radio. He will also be a member, along with Steve Dodge, Joe Winn, Dave Pearlman and John Gehron of American's Operations Committee.

         CS First Boston Corporation acted as financial advisor to EZ with respect to this transaction. Morgan Stanley & Co. Incorporated acted as financial advisor to American with respect to this transaction.

                                      # # #

AMERICAN RADIO SYSTEMS CORPORATION AND EZ COMMUNICATIONS, INC. MANAGEMENT WILL BE CONDUCTING A CONFERENCE CALL AT 11:00 A.M. (EDT) (1-800- 288-8976) TODAY AND WILL BE AVAILABLE FOR QUESTIONS. A RECORDING OF THE CALL WILL BE AVAILABLE AT 1-800-475-6701 (Access Code 312602) UNTIL MIDNIGHT WEDNESDAY, AUGUST 7 FOR THOSE PARTIES UNABLE TO LISTEN TO THE LIVE CALL.

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               116 Huntington Avenue, Boston, Massachusetts 02116
                        (617) 375-7500 FAX (617) 375-7575